Appendix A
FAMILY TRUST PURSUANT TO ARTICLE V OF THE LINDA AHMED DECLARATION OF TRUST DATED MARCH 4, 2005, which is managed by Faisal Ahmed, Trustee, holds 2,500,400 shares of common stock. Atlantic Coast Warranty Corp, managed by individuals Faisal Ahmed and Ali Ahmed, holds 1,000,000 shares of common stock. Ali Ahmed and Faisal Ahmed have authority to vote, direct the vote, dispose of, and direct the disposition of the entirety of these 1,000,000 shares.